Filed Pursuant to Rule 433
Registration No. 333-156085

March 25, 2009
Relating to Prospectus Supplement
Dated March 25, 2009
to Prospectus
Dated March 25, 2009

Republic of Peru’s US$1,000,000,000 7.125% U.S. Dollar-Denominated Global Bonds due 2019

Final terms and conditions as of March 25, 2009

Issuer	Republic of Peru

Ratings	Ba1/BBB-/BBB- (all stable)

Issue Type	SEC Global Registered

Joint Bookrunners / Lead Managers	Goldman, Sachs & Co., J.P. Morgan Securities Inc.

Issue Amount	US$1,000,000,000

Issue Price	99.500%, plus accrued interest from March 30, 2009, if any

Settlement Date	March 30, 2009 (T+3)

Denominations	US$1,000

Maturity	March 30, 2019

Interest Rate	7.125% per year

Interest Payment Dates	March 30 and September 30 of each year, beginning on September 30, 2009

Benchmark Instrument	UST 2.75% due February 15, 2019

Offer Spread	+ 437.5 bps

Yield to Maturity	7.196%

Gross Proceeds to Issuer	US$995,000,000

Underwriting Fee	US$2,000,000

Interest Rate Basis	US (NASD) 30/360

Governing Law	New York

Clearing	DTC / Euroclear / Clearstream

Listing and Trading	Application has been made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman, Sachs & Co.: +1-866-471-2526

J.P. Morgan Securities Inc.: +1-866-846-2874